ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements from
14 June to 1 August 2012

DATE	DETAILS
1 August 2012	Voting rights and capital (end July issued share capital confirmed)

31 July 2012	Directors Interests. Performance Share Plan Award — Partial Vesting of Awards

26 July 2012	Voting rights and capital (transfer of shares from treasury)

20 July 2012	Directors’ share interests- Tom King

16 July 2012	Crescent Holdings Gmbh continuing interest at above 4%

13 July 2012	Notification of Major Interests in Shares – Capital Group over 11%

10 July 2012	Directors Interests-Share Incentive Plan-monthly update

10 July 2012	Annual Information update

9 July 2012	Voting rights and capital (transfer of shares from treasury)

2 July 2012	Voting rights and capital (end June issued share capital confirmed)

29 June 2012	Director Share Interests- 2012 LTPP Award Grant

27 June 2012	Director Share Interests- 2008 PSP Award Release

25 June 2012	Voting rights and capital (transfer of shares from treasury)

21 June 2012	Voting rights and capital (transfer of shares from treasury)

18 June 2012	Directors’ share interests- Tom King

15 June 2012	Directors’ share interests — Deferred Share Plan - 2012 Award

14 June 2012	Voting rights and capital (transfer of shares from treasury)

Note: During the period ‘same day’ Forms 6-K were issued in respect of the following National Grid plc announcements:

31	July: AGM Poll Results

30 July: Interim Management Statement for the period 1 April 2012 to 29 July 2012.

16	July: RIIO price control initial proposal headlines announced for UK regulated businesses

4	July: National Grid Completes Sale of New Hampshire Distribution Companies